China Marketing Media Holdings, Inc.
 RMA 901
KunTai International Mansion
 No. 12 Chaowai Street
 Beijing, 100020, China

October 10, 2008

By EDGAR Transmission

Robert W. Errett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549

Re:

China Marketing Media Holdings, Inc.
Amendment No. 5 to Form 10
Filed August 7, 2008

Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed August 26, 2008
File No. 0-51806

We hereby submit the responses of China Marketing Media Holdings, Inc. ("CMKM" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated September 5, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form 10 and the Form 10-KSB/A of the Company.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

General

1.

We note that on August 14, 2008 you filed a NT 10-Q advising that you will be late in filing your 10-Q for the period ending June 30, 2008. You have yet to file the Form l0-Q within the prescribed time period permitted by NT 10-Q. Please file the Form 10-Q as soon as practicable. Also, please consider updating your Form 10 to reflect information presented as of your quarter ended June 30, 2008.

Company Response: We have filed the Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008 with the Commission on September 29, 2008. We have also updated the Amendment No. 6 to Form 10 to reflect information presented in our Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 11 Results of Operations, page 13

2.

Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, under Expenses on page 13 stating that the significant increase of your general and administrative expenses is mainly due to the increase of rental expenses and traveling expenses only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the increase, such as an effort to increase sales in new territories has resulted in increased traveling expenses. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We have revised the disclosure under the caption of "Results of Operations" in the Amendment No. 6 to Form 10 to identify the underlying reasons for the changes in our operating results for both the six-month periods ended June 30, 2008 and 2007 and the fiscal years ended December 31, 2007 and 2006.

Form 10-KSB/A for period ending December 31 2007 filed August 26,2008

3.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please revise your certifications to ensure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is presented; in this regard, please remove the title of the certifying individual at the beginning of the certification.

Company Response: In our future filings, we will make sure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K will be presented in our certifications.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By:	/s/Yingsheng Li
Yingsheng Li
Chief Executive Officer